SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A


                For Registration of Certain Classes of Securities
                    Pursuant to Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934


                          HOSPITALITY PROPERTIES TRUST
             (Exact Name of Registrant as Specified in its Charter)

                 Maryland                                  04-3262075
 (State of Incorporation or Organization)               (I.R.S. Employer
                                                       Identification no.)

            400 Centre Street,
          Newton, Massachusetts                               02158
 (Address of principal executive office)                   (zip code)


If this  Form  relates  to the             If this Form  relates  to the
registration of a class of debt            registration  of a class of debt
securities and is effective upon           securities and is to become
filing pursuant to General                 effective simultaneously with the
Instruction A(c)(1) please  check          effectiveness of a concurrent
the  following  box.  | |                  registration statement under the
                                           Securities Act of 1933 pursuant to
                                           General Instruction A(c)(2)
                                           please check the following box. | |


        Securities to be registered pursuant to Section 12(b) of the Act:


     Title of Each Class                      Name of Each Exchange on Which
     to be so Registered                      Each Class is to be Registered
Junior Participating Preferred Shares             New York Stock Exchange
Purchase Rights

        Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)

Item 1. Description of Registrant's Securities to Be Registered

         On May 20, 1997, the Board of Trustees of Hospitality Properties Trust (the "Company") adopted a shareholder protection rights plan. The plans provides for the distribution of one Junior Participating Preferred Share Purchase Right (a "Right") for each of the Company's common shares of beneficial interest, par value $.01 per share (the "Common Shares"). The initial distribution was declared as a dividend for each of the Company's outstanding Common Shares to holders of record at the close of business on June 20, 1997.

         Each Right entitles the registered holder to purchase from the Company one one-hundredth of a Junior Participating Preferred Share, par value $.01 per share, of the Company (the "Junior Participating Preferred Shares") or in certain circumstances, to receive cash, property, Common Shares or other securities of the Company, at a purchase price (the "Purchase Price") of $100 per one-hundredth of a Junior Participating Preferred Share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and State Street Bank and Trust Company, as Rights Agent.

         Initially, the Rights will be attached to all certificates representing the Common Shares and no separate Rights Certificates will be distributed. The Rights will separate from the Common Shares and a Distribution Date will occur upon the earlier of (i) 10 business days (or such later date as the Company's Board of Trustees may determine before a Distribution Date occurs) following a public announcement by the Company that a person or group of affiliated or associated persons, with certain exceptions (an "Acquiring Person"), has acquired, or has obtained the right to acquire, beneficial ownership of 10% or more of the outstanding Common Shares (the date of such announcement being the "Share Acquisition Date") or (ii) 10 business days (or such later date as the Company's Board of Trustees may determine before a Distribution Date occurs) following the commencement of a tender offer or exchange offer that would result in a person becoming an Acquiring Person.

         Until the Distribution Date, (i) the Rights will be evidenced by the certificates for Common Shares and will be transferred with and only with such Common Share certificates, (ii) Common Share certificates will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on May 31, 2007, unless earlier redeemed or exchanged by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights.

         In the event (a "Flip-In Event") a Person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding Common Shares at a price and on terms which a majority of the Company's Outside Trustees (as defined in the Rights Agreement) determines to be fair to and otherwise in the best interests of the Company and its shareholders (a "fair offer")), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right. (For example, at the initial exercise price of $100 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Flip-In Event would entitle its holder to purchase $200 worth of Common Shares (or other consideration, as noted above) for $100). Notwithstanding the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. However, Rights will not be exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

         In the event (a "Flip-Over Event") that, at any time on or after the Share Acquisition Date, (i) the Company shall take part in a merger or other business combination transaction (other than certain mergers that follow a fair offer) and the Company shall not be the surviving entity, or (ii) the Company shall take part in a merger or other business combination transaction in which the Common Shares are changed or exchanged (other than certain mergers that follow a fair offer), or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided, as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events."

         The Purchase Price payable and the number of Junior Participating Preferred Shares (or the amount of cash, property or other securities) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a share dividend on, or a subdivision, combination or reclassification of, the Junior Participating Preferred Shares,
(ii) if holders of the Junior Participating Preferred Shares are granted certain rights or warrants to subscribe for Junior Participating Preferred Shares or convertible securities at less than the Current Market Price of the Junior Participating Preferred Shares or (iii) upon the distribution to holders of the Junior Participating Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional Junior Participating Preferred Shares upon the exercise of any Right or Rights evidenced hereby. In lieu thereof, a cash payment may be made, as provided in the Rights Agreement.

         At any time until 10 business days following the Share Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the option of the Company, in cash, Common Shares or other consideration as the Board of Trustees may determine. Immediately upon the effectiveness of the action of the Company's Board of Trustees ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right redemption price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or cash, property or other securities) of the Company or for common stock of the acquiring company as set forth above.

         The terms of the Rights, other than key financial terms and the date on which the Rights expire, may be amended by the Board of Trustees of the Company prior to the Distribution Date. Thereafter, the provisions of the Rights Agreement may be amended by the Board of Trustees only in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person and certain other related parties) or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

         In connection with adoption of the shareholder protection rights plan, the Trustees established an authorized but unissued class of 1,000,000 Junior Participating Preferred Shares. Certain powers, preferences and rights and certain qualifications, limitations and restrictions of the Junior Participating Preferred Shares, when and if issued, are as follows. The statements below with respect to the Junior Participating Preferred Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Declaration of Trust (including the applicable articles supplementary) and By-Laws.

         The holder of each Junior Participating Preferred Share is entitled to quarterly dividends in the greater amount of $5.00 or 100 times the quarterly per share dividend, whether cash or otherwise, declared upon the Common Shares. Dividends on the Junior Participating Preferred Shares are cumulative. Whenever dividends on the Junior Participating Preferred Shares are in arrears, the Company, among other things, is prohibited from declaring or paying dividends, making other distributions on, or redeeming or repurchasing Common Shares or other of the Company's shares of beneficial interest ("Shares") ranking junior to the Junior Participating Preferred Shares, and upon failure of the Company to pay such dividends for six quarters, the holders of the Junior Participating Preferred Shares will be entitled to elect two Trustees. The holder of each Junior Participating Preferred Share is entitled to 100 votes on all matters submitted to a vote of the shareholders, voting (unless otherwise provided in the Declaration or by law) together with holders of Common Shares as one class. Upon liquidation, dissolution or winding up of the Company, the holders of Junior Participating Preferred Shares are entitled to a liquidation preference of $100 per share plus the amount of any accrued and unpaid dividends and distributions thereon (the "Liquidation Preference"), prior to payment of any distribution in respect of the Common Shares or any other Shares ranking junior to the Junior Participating Preferred Shares. Following payment of the Liquidation Preference, the holders of Junior Participating Preferred Shares are not entitled to further distributions until the holders of Common Shares shall have received an amount per share (the "Common Share Adjustment") equal to the Liquidation Preference divided by 100 (adjusted to reflect events such as stock splits, stock dividends and recapitalizations affected the Common Shares) (the "Adjustment Number"). Following the payment of the full amount of the
Liquidation Preference and the Common Share Adjustment, holders of Junior Participating Preferred Shares are entitled to participate proportionately on a per share basis with holders of Common Shares in the distribution of the remaining assets to be distributed in respect of Shares in the ratio of the Adjustment Number to one, respectively. The powers, preferences and rights of the Junior Participating Preferred Shares are subject to the superior powers, preferences and rights of any senior series or class of preferred Shares which the Trustees shall, from time to time, authorize and issue.

         This summary description of the Rights or the Junior Participating Preferred Shares does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement filed as Exhibit 4.1 to this Registration Statement (including without limitation the form of Rights Certificate and the form of Articles Supplementary designating the Junior Participating Preferred Shares attached thereto). Capitalized terms used and not defined herein have the meanings set forth in the Rights Agreement.


Item 2. Exhibits

Exhibit No.       Description

     4.1 Rights Agreement, dated as of May 20, 1997, between Hospitality Properties Trust and State Street Bank and Trust Company, as Rights Agent (including the form of Rights Certificate and the form of Articles Supplementary designating the Junior Participating Preferred Shares).

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                         HOSPITALITY PROPERTIES TRUST



                                         By: /s/ John G. Murray
                                            Name:  John G. Murray
                                            Title:  President

Dated:  May 30, 1997

                                  EXHIBIT LIST

Exhibit No.       Description

      4.1 Rights Agreement, dated as of May 20, 1997, between Hospitality Properties Trust and State Street Bank and Trust Company, as Rights Agent (including the form of Rights Certificate and the form of Articles Supplementary designating the Junior Participating Preferred Shares).



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